Filed Pursuant to Rule 424(b)(3)

Registration No. 333-156479

GLOBAL GROWTH TRUST, INC.

STICKER SUPPLEMENT DATED JANUARY 18, 2012

TO PROSPECTUS DATED SEPTEMBER 19, 2011

This Sticker Supplement is part of, and should be read in conjunction with, our prospectus dated September 19, 2011 and Supplement No. 1 dated December 8, 2011. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus, unless otherwise defined herein. The terms “we,” “our,” “us” and “Global Growth Trust” include Global Growth Trust, Inc. and its subsidiaries.

This information is presented as of January 10, 2012.

RECENT DEVELOPMENTS

Pending Investments

On January 10, 2012, Global Growth Trust, Inc. (referred to herein as the “Company,” “we,” “our,” or “us”), through Global Growth, LP, our wholly-owned subsidiary and operating partnership (the “Operating Partnership”), entered into a limited liability company agreement with an affiliate of Woodfield Investments, LLC (“Woodfield”), a regional developer of multi-family communities, and formed a joint venture for the acquisition of approximately 13 acres of land located in southwest Charlotte, North Carolina (the “Whitehall Property”), for the development and construction by the joint venture of an apartment community consisting of 297 Class A garden-style apartments (the “Whitehall Project”). An affiliate of Woodfield has entered into a purchase and sale agreement with the seller of the Whitehall Property, which will be assigned to the joint venture concurrent with the closing of the acquisition, which is expected to occur in the first quarter of 2012, subject to certain contingencies being satisfied. The closing of the acquisition by the joint venture and our obligation to fund our capital contribution to the joint venture is subject to various contingencies including securing financing for the construction loan on terms acceptable to us and receipt of site plan approval for the project. The expected development and construction costs for the project are estimated to be $30 million, inclusive of the acquisition of the Whitehall Property.

In connection with acquiring the Whitehall Property, we expect to pay our advisor an Investment Services Fee of approximately $470,000, which is equal to 1.85% of our proportionate share of the purchase price of the Whitehall Property and budgeted development and construction costs relating to the property. Upon completion of the Whitehall Project, the advisor will determine the actual amounts paid. To the extent the amounts actually paid vary from the budgeted amounts on which the Investment Services Fee was initially based, the advisor will pay or invoice us for 1.85% of the budget variance such that the Investment Services Fee is ultimately 1.85% of the amounts expended on such development and construction.

The closing of the contemplated transaction is subject to the principal contingencies referenced above and there is no assurance that these or any other contingencies will be met. If all contingencies are satisfied, management of the Company expects that we will proceed with the transaction. If the acquisition does not occur, the joint venture agreement will be terminated.

The Joint Venture Agreement

In connection with a closing on the purchase of the Whitehall Property, we expect to acquire a 95% interest in the joint venture for a capital contribution of approximately $7.5 million, and Woodfield will acquire the remaining interest. A portion of the capital contributions are expected to be made at the closing of the acquisition with the remainder required to be made during the course of the development of the Whitehall Property but prior to commencing construction. Generally, operating cash flow is expected to be distributed to the members on a pro rata basis. In a capital event, such as a sale of the Whitehall Property, it is expected that proceeds will be distributed pro rata until invested capital is returned and a minimum return on capital is achieved, and thereafter Woodfield will receive a disproportionate share of any sale proceeds at varying levels based on our having received certain minimum threshold returns. An affiliate of Woodfield is expected to serve as the developer of the Project pursuant to a development agreement with the joint venture and in connection therewith, receive a development fee of 3% of the final budget for the Whitehall Project.

Our Operating Partnership will be the managing member of the joint venture. The Operating Partnership, as managing member, is expected to delegate authority to manage certain of the day-to-day operations of the Whitehall Project to Woodfield, subject to the Operating Partnership’s approval of all major decisions and certain rights to remove and replace Woodfield as manager of day-to-day operations. The Operating Partnership also will have the right to remove and replace the developer of the project under certain conditions.

The joint venture agreement contains two buy-sell provisions. The first buy-sell provision permits either member to make an offer to purchase the other member’s entire interest in the joint venture or to sell its entire interest in the joint venture to the other member at any time after the date that is 24 months after the completion of construction of the Whitehall Project. The second buy-sell provision is solely in favor of the Operating Partnership and provides that at any time after the date that is 24 months after completion of the construction of the Whitehall Project, the Operating Partnership has the right to cause the direct or indirect sale or other transfer of the Whitehall Project.

The Charlotte MSA

The Whitehall Property is located in the southwest corridor of Charlotte, North Carolina, on approximately 13 highly visible acres near the intersection of Charlotte’s outer beltway (I-485) and Arrowood Road. Charlotte’s southwest corridor is its second largest job center and the property is also within a short commute to Charlotte’s other major job centers. In addition, the Whitehall Property is within close proximity to major retail centers, restaurants and various other amenities. With an estimated population of 1.75 million people, the Charlotte Metropolitan Statistical Area (the “Charlotte MSA”) experienced population growth of more than 21% between 2000 and 2009, ranking among the nation’s fastest growing MSAs. Area residential trends are moving away from home ownership and there is significant demand in the area for high quality, newly constructed apartments. Given the foregoing factors, management believes that there will be continued population and job growth that will create demand for apartment communities in the area.

Statement Regarding Forward Looking Information

Certain statements in this document may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Global Growth Trust, Inc. (herein also referred to as the “Company”) intends that all such forward-looking statements be covered by the safe-harbor provisions for forward-looking statements of Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable.

All statements, other than statements that relate solely to historical facts, including, among others, statements regarding the Company’s future financial position, business strategy, projected levels of growth, projected costs and projected financing needs, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of the management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should,” “continues,” “pro forma” or similar expressions. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those contemplated by such forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to, the factors detailed in our Annual Report on Form 10-K for the year ended December 31, 2010 and other documents filed from time to time with the Securities and Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to: the global impact of the current credit crisis in the U.S. and Europe; changes in general economic conditions in the U.S. or globally (including financial market fluctuations); risks associated with our investment strategy; risks associated with the real estate markets in which the Company invests; risks of doing business internationally and global expansion, including unfamiliarity with new markets and currency risks; risks associated with the use of debt to finance the Company’s business activities, including refinancing and interest rate risk and the Company’s failure to comply with its debt covenants; the Company’s failure to obtain, renew or extend necessary financing or to access the debt or equity markets; competition for properties and/or tenants in the markets in which the Company engages in business; the impact of current and future environmental, zoning and other governmental regulations affecting the Company’s properties; the Company’s ability to make necessary improvements to properties on a timely or cost-efficient basis; risks related to development projects or acquired property value-add conversions, if applicable (including construction delays, cost overruns, the Company’s inability to obtain necessary permits and/or public opposition to these activities); defaults on or non-renewal of leases by tenants; failure to lease properties at all or on favorable terms; unknown liabilities in connection with acquired properties or liabilities caused by property managers or operators; the Company’s failure to successfully manage growth or integrate acquired properties and operations; material adverse actions or omissions by any joint venture partners; increases in operating costs and other expense items and costs, uninsured losses or losses in excess of the Company’s insurance coverage; the impact of outstanding or potential litigation; risks associated with the Company’s tax structuring; the Company’s failure to qualify and maintain its status as a real estate investment trust and the Company’s ability to protect its intellectual property and the value of its brand.

Management believes these forward-looking statements are reasonable; however, such statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and the Company may not be able to realize them. Investors are cautioned not to place undue reliance on any forward-looking statements which are based on current expectations. All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless otherwise required by law.